UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2026

Commission File Number: 001-31798

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SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

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20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Announcement on Cancellation of Shares

On February 5, 2026, the board of directors of Shinhan Financial Group Co., Ltd. (hereafter “SFG”) resolved to cancel the treasury shares to be acquired pursuant to the announcement on Form 6-K dated February 5, 2026.

1. Class and Number of Shares to be Cancelled	Common shares	5,537,098
	Preferred shares	-
2. Total Number of Shares Issued	Common shares	485,494,934
	Preferred shares	-
3. Face Value per Share	KRW 5,000

4. Estimated Amount to be Cancelled	KRW 500,000,000,000

5. Scheduled Period of Acquisition of Treasury Shares for Cancellation	From	February 9, 2026
	To	July 10, 2026
6. Acquisition Method of Treasury Shares to be Cancelled		Purchase on the stock exchange(KRX)
7. Scheduled Date of Cancellation	To be determined
8. Date of resolution by the board of directors	February 5, 2026

9. Other considerations:

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Pursuant to Paragraph 1 of Article 343 of the Korean Commercial Code, the above share cancellation will proceed within the limit of profits available for dividends. While the number of shares issued will decrease, the total capital amount will not change due to the share cancellation.

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The above “1. Class and Number of Shares to be Cancelled – Common shares” and “4. Estimated Amount to be Cancelled” are calculated using the closing price(KRW 90,300) of common shares of SFG on February 4, 2026 (one day prior to this announcement). The actual number of shares to be cancelled is subject to change depending on share price fluctuation and will be disclosed before the cancellation.

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SFG plans to cancel the treasury shares following the completion of the acquisition of the treasury shares. For detailed information regarding acquisition of the treasury shares, please refer to another Form 6-K announcement of SFG in respect of acquisition of the treasury shares made on the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: February 5, 2026	By:	/s/ JANG Jeong Hoon

Name: JANG Jeong Hoon
Title: Chief Financial Officer